SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 November 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

27 November 2014

LLOYDS BANKING GROUP: CHAIRMAN OF THE RISK COMMITTEE

Further to the announcement made on 21 August 2014, Lloyds Banking Group plc (the "Group") is pleased to announce that Alan Dickinson, an independent Non-executive Director of the Group, will become Chairman of the Risk Committee with effect from 1 January 2015.

Mr Dickinson joined the Board in September 2014.  He is a highly regarded retail and commercial banker with significant experience of chairing risk committees in the financial services sector.  He is currently Chairman of the Risk Committee at Willis Limited and has, until earlier this year, been Chairman of the Risk Committee at Nationwide Building Society.  He succeeds Anita Frew, Deputy Chairman and Independent Director, as Chairman of the Risk Committee.  Ms Frew has carried out the role on an interim basis following the retirement of David Roberts in May 2014.

BIOGRAPHICAL DETAILS

Alan has been a Non-executive Director of Willis Limited and Chairman of its Risk Committee since April 2012.  In May 2012, he was appointed as Chairman of Brown Shipley & Co Limited and, in May 2014, as Senior Independent Director of Urban & Civic plc.  Alan was Chief Executive of RBS UK and a member of its Executive Committee.  He is a former Non-executive Director of Nationwide Building Society and Chairman of its Risk Committee.  Alan was Non-executive Director of Carpetright plc until September 2014.

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 27 November  2014